July 11, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  James Allegretto, Senior Assistant Chief Accountant

Re:	NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 28, 2019 Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 2, 2019 File No. 001-15891

Dear Mr. Allegretto:

We hereby respond to the comments made by the Staff in your letter dated June 25, 2019 related to the above referenced filings of NRG Energy, Inc. (the “Company”). Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 15 – Investments Accounted for by the Equity Method and Variable Interest Entities
Entities that are not Consolidated, page 165

1.
We note that the during the fourth quarter of fiscal 2018 the Company offered to Clearway Energy, Inc. its ownership interest in Agua Caliente Borrower I, LLC, which owns a 35% interest in Agua Caliente.  We also read the comments made by management in the fourth quarter 2018 earnings transcript regarding waiting for a “better environment” to monetize Agua Caliente after the unsuccessful sale to Clearway Energy, Inc.  Summarize for us the circumstances with the current environment which prevented the sale of Agua Caliente. Furthermore, we have read your disclosure regarding Agua Caliente’s and Ivanpah’s PPA contract exposure related to the PG&E Bankruptcy filing.  Please tell us whether Agua Caliente or Ivanpah were experiencing collection issues with PG&E in the fourth quarter of fiscal 2018 prior to the bankruptcy filing in January of 2019.   In this regard, we note from your disclosure on page 62 that you recorded other-than-temporary impairment losses of $15 million in fiscal 2018.  Please clarify whether these losses were recorded in connection with your investments in either Agua Caliente or Ivanpah.  If the losses are related to these investments, then explain to us why you believe the remaining carrying value of these investments is recoverable as of December 31, 2018.  If the losses are not related to these investments, then explain to us how you considered the guidance in ASC 323-10-35-32 in determining that your Agua Caliente and Ivanpah equity method investments were not other than temporarily impaired as of December 31, 2018.  Please ensure that your response addresses the specific factors that you considered to support the recoverability of these equity method investments as of December 31, 2018 and your related accounting.

As a result of the deconsolidation of Ivanpah and its subsequent recognition as an equity method investment during the second quarter of 2018, the Company recorded its investment in Ivanpah at fair value and recognized a loss of $22 million, which was disclosed in Note 15 of the Company’s Form 10-K for the fiscal year ended December 31, 2018. The other-than-temporary impairment losses of $15 million recognized in fiscal year 2018 related to other investments of the Company.

The Agua Caliente project is subject to a long-term power purchase agreement (“PPA”) with PG&E and the Ivanpah project is subject to three long-term PPAs, two of which are with PG&E. Neither Agua Caliente nor Ivanpah experienced collection issues from PG&E prior to their bankruptcy filing on January 29, 2019 and Agua Caliente and Ivanpah have collected all receivables outstanding as of December 31, 2018, in accordance with normal terms. Furthermore, PG&E continues to make timely payments to Agua Caliente and Ivanpah on post-petition billings. Only payments totaling approximately $6 million for Agua Caliente and approximately $3 million for Ivanpah were subject to pre-petition limitations. The bankruptcy court recently approved approximately 70% of these pre-petition billings for payment and the Company expects to fully collect the remaining amounts in the near term. As of December 31, 2018, there were no changes to the contracts or other operating conditions affecting the Agua Caliente or Ivanpah projects. The Company believed at December 31, 2018, and continues to believe, the Agua Caliente and Ivanpah PPAs with PG&E will not be rejected in the bankruptcy proceedings.

The Company offered its ownership interest in Agua Caliente Borrower I, LLC, which owns a 35% interest in Agua Caliente, to Clearway Energy, Inc. (“Clearway”) on November 1, 2018. The offer expired on January 31, 2019, with no action taken by Clearway. As Clearway stated in their press release on February 14, 2019, uncertainties surrounding the impact of the PG&E bankruptcy on Clearway made it less practical, at that point in time, for Clearway to increase their exposure to PG&E by acquiring Agua Caliente. There were no indicators during our negotiations with Clearway that either party believed there was an other-than-temporary impact to our investment in Agua Caliente.

Based on conditions that existed as of the Company’s December 31, 2018 balance sheet date, there was no evidence of loss in value of either investment that was other-than-temporary. The Company’s long-term view associated with the investments has not changed and the Company continues to believe it will recover the carrying value of the investments.

Variable Interest Entities, page 165

2.
We note your disclosure regarding certain events related to Ivanpah which were considered to be a reconsideration event in accordance with ASC 810.  Please summarize for us the circumstances surrounding the reconsideration event and provide us with your accounting analysis which led to you conclude you were not the primary beneficiary of Ivanpah.

The Ivanpah solar electric generating projects were funded in large part by loans guaranteed by the U.S. Department of Energy (“DOE”) and equity from the projects’ partners. All interested parties sought a restructuring of Ivanpah’s debt in order to avoid an event of default with respect to the loans in connection with several events, including the underperformance of the Ivanpah projects. The negotiations culminated in a change to certain of Ivanpah’s governing documents, changes in the equity structure of the entity (including a reduction of equity at risk) and a restructured debt agreement during the second quarter of 2018. Given the material changes to certain of Ivanpah’s governing documents and changes in the equity structure, we concluded that a reconsideration event had occurred based on the following provisions of ASC 810-10-35-4:

a)	The legal entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity’s equity at risk.

b)	The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the legal entity.

Specifically, the Company concluded that a reconsideration event occurred due to:

•	The amendments to the projects’ governing documents which changed the characteristics and adequacy of the equity at risk in Ivanpah by:

◦	Waivers of certain events of default; and

◦
Release of certain reserves and cash collateral requirements totaling $95 million, which provided for prepayments of debt outstanding totaling $48 million and distributions to the projects’ partners totaling $47 million.

•
The release of reserves and cash collateral requirements resulted in the first dividends distributed to the projects’ partners since the projects reached commercial operation, as Ivanpah did not have income available to distribute from ongoing operations. The distributions to the partners of $47 million reduced the equity at risk and increased the risk exposure to the DOE, as it reduced the cash available to pay down the balance of the debt.

Prior to the 2018 reconsideration event, we identified plant operations related to the transmission of energy from the facilities to customers as the activities that most significantly impacted the economics of Ivanpah. After concluding that a reconsideration event had occurred and given the continued operating and capital expenditure variances from the operating budget, the Company determined that the risks and activities that most significantly impacted the projects’ economics were associated with operating and capital design and deployment.

Given the significant nature of the operating and capital design and deployment activities, approval by the projects’ other primary partner was, and will continue to be, required. The operating budget of the projects was determined at inception and no substantive changes were anticipated due to the nature of the solar facility and its expected operations. As a result, we previously identified the budgetary approval rights of the projects’ other primary partner as protective rights as opposed to substantive participating rights. Given the Company’s expectation that the projects’ other primary partner will continue to be involved in operating and capital design and deployment decisions, including approval of significant variances from the operating budget, those rights have shifted from protective rights to substantive participating rights that allow the projects’ partner shared power to direct the activities that most significantly impact the economics of Ivanpah.

Based on the above analysis, due to the reconsideration event, the Company concluded that it no longer had control over the decision making of the projects and was no longer the primary beneficiary, as the power to direct the activities that most significantly impact the economics of Ivanpah is shared.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 16 - Commitments and Contingencies
Contingencies, page 36

3.
Please refer to your disclosure related to the Midwest Generation Asbestos Liabilities. We note the parties have agreed to the terms of a settlement that will resolve all of ComEd’s outstanding claims in this matter.  Based on your O&M results discussion on page 64 it appears you previously accrued for this matter.  Please clarify for us how you considered the disclosures required by ASC 450-20-50-1.

The Midwest Generation Asbestos liability was initially recognized in 2014 as part of the purchase accounting for the acquisition of Edison Mission Energy. Pursuant to ASC 450-20-50-1, the Company disclosed the nature of the claim, the aggregate amount of $61 million claimed by ComEd during 2018, and that the Company believed “that it has established an adequate reserve.” The Company believes that its disclosures were appropriate to ensure the financial statements were not misleading without including the amount of the accrual.

This claim was settled and paid during the quarter ended June 30, 2019 and the Company will disclose in its upcoming Form 10-Q “Pursuant to a settlement agreement dated as of May 29, 2019, the Company paid $26 million to ComEd, which was previously accrued.”

The Company will continue to consider the disclosures required by ASC 450-20-50-1 to ensure appropriate disclosures of its accruals for estimated liabilities are made to ensure the financial statements are not misleading.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Senior Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Senior Vice President and General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Brian Curci, Esq., Senior Vice President and General Counsel, NRG Energy, Inc. David Callen, Senior Vice President and Chief Accounting Officer, NRG Energy, Inc.

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